                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________


                                  SCHEDULE 13G

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
      13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                                     K2 Inc.
                                (Name of Issuer)


                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)


                                    482732104
                                 (CUSIP Number)


                               k1 Ventures Limited
                                23 Church Street
                            #10-01/02 Capital Square
                                Singapore 049481

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[_]      Rule 13d-1(d)

__________________________

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                         -------------------
CUSIP No. 428732104                    13G                    Page 2 of 12 Pages
--------------------                                         -------------------
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON/
   1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

        k1 Ventures Limited
--------------------------------------------------------------------------------

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[_]
   2

                (b) [_]
--------------------------------------------------------------------------------
       SEC USE ONLY
   3
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
   4

       Singapore
--------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                              5

                                  0

           Number of       -----------------------------------------------------
            Shares                SHARED VOTING POWER
         Beneficially         6
           Owned by
                                  2,621,644
             Each          -----------------------------------------------------
           Reporting              SOLE DISPOSITIVE POWER
                              7
            Person
             With                 0
                           -----------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                              8

                                  2,621,644
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [_]
   10
       2,621,644
--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   11
       13.80%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON

   12  CO
--------------------------------------------------------------------------------

--------------------                                        --------------------
CUSIP No. 428732104                    13G                    Page 3 of 12 Pages
--------------------                                        --------------------
--------------------------------------------------------------------------------

       NAME OF REPORTING PERSON/
   1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

       Sporting Goods Investment I, LP
--------------------------------------------------------------------------------

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[_]
   2

                (b) [_]
--------------------------------------------------------------------------------

       SEC USE ONLY
   3
--------------------------------------------------------------------------------

       CITIZENSHIP OR PLACE OF ORGANIZATION
   4

       Delaware
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
                             5

                                    0
                           -----------------------------------------------------
     Number of                      SHARED VOTING POWER
      Shares                 6
   Beneficially
     Owned by                       1,048,657
                           -----------------------------------------------------
       Each
     Reporting
                                    SOLE DISPOSITIVE POWER
      Person                 7
       With
                                    0
                          -----------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8

                                    1,048,657
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       1,048,657
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [_]
   10
--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   11
       5.52%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
   12
       PN
--------------------------------------------------------------------------------

----------------------                                       -------------------
CUSIP No. 428732104                    13G                    Page 4 of 12 Pages
----------------------                                       -------------------
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON/
   1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
        Sporting Goods Investment II, LP
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[_]
   2

                (b) [_]
--------------------------------------------------------------------------------
       SEC USE ONLY
   3
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
   4

       Delaware
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
                             5

                                    0
           Number of       -----------------------------------------------------
            Shares                  SHARED VOTING POWER
         Beneficially          6
           Owned by
                                    1,048,657
             Each          -----------------------------------------------------
           Reporting                SOLE DISPOSITIVE POWER
                               7
            Person
             With                   0
                           -----------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8

                                    1,048,657
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       1,048,657
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [_]
   10

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   11
       5.52%

--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
   12
       PN

--------------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP No. 428732104                    13G                    Page 5 of 12 Pages
---------------------                                        -------------------
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON/
   1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

       K-1 USA Ventures, Inc.
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[_]
   2

                (b) [_]
--------------------------------------------------------------------------------
       SEC USE ONLY
   3

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
   4

       Delaware
--------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                             5

                                   0
             Number of    ------------------------------------------------------
             Shares
          Beneficially             SHARED VOTING POWER
            Owned by         6

              Each                 1,048,657
            Reporting     ------------------------------------------------------
                                   SOLE DISPOSITIVE POWER
             Person          7
              With
                                   0
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                             8

                                   1,048,657
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       1,048,657
--------------------------------------------------------------------------------

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [_]
   10

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   11
       5.52%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
   12
       CO
--------------------------------------------------------------------------------

--------------------                                         -------------------
CUSIP No. 428732104                    13G                    Page 6 of 12 Pages
--------------------                                         -------------------
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON/
   1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

        K-1 Holdings Equity I, Inc.
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[_]
   2

                (b) [_]
--------------------------------------------------------------------------------
       SEC USE ONLY
   3

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
   4

       Delaware
--------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                             5

                                   0
        Number of         ------------------------------------------------------
         Shares                    SHARED VOTING POWER
      Beneficially           6
        Owned by
                                   1,048,657
          Each            ------------------------------------------------------
        Reporting                  SOLE DISPOSITIVE POWER
                             7
         Person
          With                     0
                          ------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                             8

                                   1,048,657
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       1,048,657
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [_]
   10

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   11
       5.52%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
   12
       CO
--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 428732104                    13G                    Page 7 of 12 Pages
---------------------                                       --------------------

Item 1(a).    Name of Issuer:

              K2 Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              4900 S. Eastern, Suite 200
              Los Angeles, CA 90040

Item 2(a).    Name of Person Filing
Item 2(b).    Address of Principal Business Office
Item 2(c).    Citizenship:

              k1 Ventures Limited
              23 Church Street
              #10-01/02 Capital Square
              Singapore 04948
              Singapore Corporation

              Sporting Goods Investment I, LP
              2601 S. Bayshore Drive
              Suite 1775
              Coconut Grove, Florida 33133
              Delaware Limited Partnership

              Sporting Goods Investment II, LP
              2601 S. Bayshore Drive
              Suite 1775
              Coconut Grove, Florida 33133
              Delaware Limited Partnership

              K-1 USA Ventures, Inc.
              2601 S. Bayshore Drive
              Suite 1775
              Coconut Grove, Florida 33133
              Delaware Corporation

              K-1 Holdings Equity I, Inc.
              2601 S. Bayshore Drive
              Suite 1775
              Coconut Grove, Florida 33133
              Delaware Corporation

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $1.00 per share.

---------------------                                       --------------------
CUSIP No. 428732104                    13G                    Page 8 of 12 Pages
---------------------                                       --------------------

Item 2(e).    CUSIP Number:

              482732104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a)    [_]     Broker or dealer registered under Section 15 of the
                             Exchange Act;

              (b)    [_]     Bank as defined in Section 3(a)(6) of the Exchange
                             Act;

              (c)    [_]     Insurance company as defined in Section 3(a)(19) of
                             the Exchange Act;

              (d)    [_]     Investment company registered under Section 8 of
                             the Investment Company Act;

              (e)    [_]     An investment adviser in accordance with Rule 13d-
                             1(b)(1)(ii)(E);

              (f)    [_]     An employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)    [_]     A parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);

              (h)    [_]     A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act;

              (i)    [_]     A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j)    [_]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              k1 Ventures Limited ("k1") controls both Sporting Goods Investment I, LP ("SG1") and Sporting Goods Investment II, LP ("SG2"). The sole general partner of SG1 is K-1 USA Ventures, Inc. ("K-1 USA"), a Delaware corporation controlled by k1. K-1 USA owns 0.10 percent of SG1. k1 Ventures (HK) Limited ("k1 HK"), a company organized under the laws of Hong Kong, and a wholly-owned subsidiary of k1, is the sole limited partner of SG1 and owns a 99.90 percent interest.

              The sole general partner of SG2 is K-1 Holdings Equity I, Inc. ("K-1 Equity"), a Delaware corporation wholly owned by k1. K-1 Equity owns 0.10 percent of SG2. Focus Up Holding Limited ("Focus Up"), a company organized under the laws of British Virgin Islands, and a wholly-owned subsidiary of k1 Investment (I) Pte Ltd. (a Singapore company which is controlled by k1), is the sole limited partner of SG2 and owns a 99.90 percent interest.

---------------------                                       --------------------
CUSIP No. 428732104                    13G                    Page 9 of 12 Pages
---------------------                                       --------------------

              (a)     Amount beneficially owned:

                      2,621,644 shares of common stock/1/

              (b)     Percent of class:

                      13.80%

              (c)     Number of shares as to which such person has:

                      (i)      Sole power to vote or to direct the vote

                               0

                      (ii)     Shared power to vote or to direct the vote

                               2,621,644

                      (iii)    Sole power to dispose or to direct the
                               disposition of

                               0

                      (iv) Shared power to dispose or to direct the disposition of

                               2,621,644

Item 5.       Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that
              as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

-----------------
/1/     The beneficial ownership reported herein for k1 represents 13.80% of the outstanding Common Stock on February 14, 2003 and consists of 2,621,644 shares of Common Stock that are currently issuable within 60 days of February 14, 2003
(i) upon conversion of $25,000,000 aggregate principal amount of Convertible Subordinated Debentures (the "Debentures") held by SG1 and SG2 and (ii) upon exercise of two Common Stock Purchase Warrants to purchase up to 524,329 shares of Common Stock in the aggregate, issued in connection with the Debentures (the "Warrants"). The Debentures are convertible until and mature on March 3, 2010. The Warrants expire on February 14, 2008. SG1 and SG2 were each issued a Debenture of $12,500,000 principal amount. The warrants are owned by k1.

The terms of the Debentures and the Warrants (collectively, the "Securities") provide that the Securities are convertible or exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon the conversion or exercise of the Securities, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised Securities), would not exceed 9.9% of the Common Stock then issued and outstanding. Accordingly, the Reporting Persons' ability to fully convert or exercise the Securities may be limited by the terms of the Securities.

---------------------                                      ---------------------
CUSIP No. 428732104                    13G                   Page 10 of 12 Pages
---------------------                                      ---------------------


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.


                      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


                      N/A

Item 8.       Identification and Classification of Members of the Group.


                      N/A

Item 9.       Notice of Dissolution of Group.

                      N/A

Item 10.      Certification.

                      N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 21, 2003

                                      K1 VENTURES LIMITED


                                      By: /s/ Jeffrey A. Safchik
                                         ---------------------------------------
                                          Name: Jeffrey A. Safchik
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------


                                      SPORTING GOODS INVESTMENT I, LP


                                      By: K-1 USA Ventures, Inc., its sole
                                          general partner


                                      By: /s/ Jeffrey A. Safchik
                                         ---------------------------------------
                                          Name: Jeffrey A. Safchik
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------

                                      SPORTING GOODS INVESTMENT II, LP


                                      By: K-1 Holdings Equity I, Inc., its sole
                                          general partner


                                      By: /s/ Jeffrey A. Safchik
                                         ---------------------------------------
                                          Name: Jeffrey A. Safchik
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------

                                      K-1 USA VENTURES, INC.


                                      By: /s/ Jeffrey A. Safchik
                                         ---------------------------------------
                                          Name: Jeffrey A. Safchik
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------

                                      K-1 HOLDINGS EQUITY I, INC.


                                      By: /s/ Jeffrey A. Safchik
                                         ---------------------------------------
                                          Name: Jeffrey A. Safchik
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------

                                    EXHIBIT A
                             Joint Filing Agreement

           In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $1.00 par value per share, of K2 Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

           IN WITNESS WHEREOF, the undersigned hereby executed this Agreement this 21st day of February, 2003.


                                      K1 VENTURES LIMITED


                                      By: /s/ Jeffrey A. Safchik
                                         ---------------------------------------
                                          Name: Jeffrey A. Safchik
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------

                                      SPORTING GOODS INVESTMENT I, LP


                                      By: K-1 USA Ventures, Inc., its sole
                                         general partner

                                      By: /s/ Jeffrey A. Safchik
                                         ---------------------------------------
                                          Name: Jeffrey A. Safchik
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------


                                      SPORTING GOODS INVESTMENT II, LP

                                      By: K-1 Holdings Equity I, Inc., sole
                                          general partner


                                      By: /s/ Jeffrey A. Safchik
                                         ---------------------------------------
                                          Name: Jeffrey A. Safchik
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------

                                      K-1 USA VENTURES, INC.


                                      By: /s/ Jeffrey A. Safchik
                                         ---------------------------------------
                                          Name: Jeffrey A. Safchik
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------


                                      K-1 HOLDINGS EQUITY I, INC.


                                      By: /s/ Jeffrey A. Safchik
                                         ---------------------------------------
                                          Name: Jeffrey A. Safchik
                                               ---------------------------------
                                          Title: Chief Financial Officer
                                                --------------------------------